Free Writing Prospectus

(to the Preliminary Prospectus Supplement dated January 18, 2018 and Prospectus dated February 4, 2016)

January 18, 2018

Registration Statement Nos. 333-209385 and 333-209385-01

Jefferies Group LLC

Jefferies Group Capital Finance Inc.

4.150% SENIOR NOTES DUE 2030

Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc.
Issue:	4.150% Senior Notes due 2030
Security Type:	Senior Unsecured Fixed Rate Notes
Anticipated Ratings (Moody’s/S&P/Fitch):	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable)*
Principal Amount:	$1,000,000,000
Trade Date:	January 18, 2018
Settlement Date:	January 23, 2018 (T+3)**
Final Maturity:	January 23, 2030
Interest Payment Dates:	Semi-annually on January 23 and July 23, commencing on July 23, 2018
Benchmark Treasury:	2.250% UST due November 15, 2027
Spread to Benchmark:	T+165 basis points
Treasury Strike:	96-28+
Treasury Yield to Maturity:	2.611%
Coupon:	4.150%
Public Offering Price:	98.966% of principal amount
Underwriting Discount:	0.550%
Net Proceeds, Before Expenses:	$984,160,000
Day Count Convention:	30/360
Make-Whole Call Payment:	UST + 25 basis points
Minimum Denominations:	$5,000 and integral multiples of $1,000 in excess thereof
CUSIP:	47233J BH0
ISIN:	US47233JBH05
Sole Book-Runner:	Jefferies LLC

Senior Co-Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Natixis Securities Americas LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Deutsche Bank Securities Inc. U.S. Bancorp Investments, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date hereof should consult their advisors.

The Issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuers have filed with the SEC for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Jefferies LLC, by calling toll-free at 1-877-877-0696 or by emailing DCMProspectuses@jefferies.com